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                                                                     EXHIBIT 4.2

                                   AMENDMENT
                                    TO THE
           FMC CORPORATION NON-QUALIFIED RETIREMENT AND THRIFT PLAN

The FMC Corporation Non-Qualified Retirement and Thrift Plan is amended effective January 1, 1998, as follows:

Section 1.1. Add at the end of the section:
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     Effective as of January 1, 1998, the Plan is also intended to allow such employees to defer additional compensation as formerly provided under the Deferred Compensation Plan of FMC Corporation, which plan is merged into this Plan effective as of December 31, 1997.

Article VIII. Insert the following new article as Article VIII and designate
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Articles VIII through XI as Articles IX through XII:

                             Deferred Compensation
                             ---------------------

          Section 8.1. Deferred Compensation. A Participant may elect to defer,
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     in the manner and at the time prescribed by the Committee, all or part of
     (i) any base salary payable, (ii) any bonus payable pursuant to the FMC Management Bonus Plan, (iii) any contingent cash component of a Participant's compensation the payment of which the Committee has approved to be deferred ("Deferrable Compensation"). The Company will credit any Deferrable Compensation so deferred to a bookkeeping account (the "Deferred Compensation Account") maintained on behalf of the Participant.

          Section 8.2. Investment of Deferred Compensation. Each Participant who
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     defers compensation may designate from time to time, in accordance with
     Section 6.1, that all or a portion of his Deferred Compensation Account be deemed invested in one or more Permitted Investments. The applicable provisions of Section 6.1 shall govern such investments as to receipt of interest, dividends, and earnings and as to their disposition.

          Section 8.3. Distribution of Deferred Compensation. Each Participant
                       -------------------------------------
     shall at all times have a one hundred percent (100%) vested and nonforfeitable interest in his Deferred Compensation Account. A Participant may elect to receive Deferrable Compensation and all accretions thereto over a number of years, not to exceed twenty, as selected by the Participant, the first payment being made in the earlier of (i) the year specified by the Participant, (ii) the year of the Participant's death, or
     (iii) the year of the Participant's retirement. In the event of termination of a Participant's employment for reasons other than death or retirement, the distribution of the Participant's Deferred Compensation Account shall be made within two years after such termination unless the Committee, in its absolute discretion, provides for a different payment schedule not longer than the schedule originally selected by the Participant. A Participant may from time to time request the Committee to authorize an emergency payment of amounts credit to his Deferred Compensation Account in accordance with the terms of Section 9.2. Any distribution from the Deferred Compensation Account shall be subject to Section 11.2 regarding withholding for taxes.


FMC CORPORATION


By: /s/ Michael J. Callahan
    _____________________________

Its: Executive Vice President and
     Chief Financial Officer
     ____________________________